UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42013

Super x Ai Techonology Limited

3791 Jalan Bukit Merah

#09-03 E-Centre @ Redhill

Singapore 159471

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Change of Description of the Principal Business of Super X AI Technology Limited (the “Company”)

On June 2, 2025, the Company changed its name to Super X AI Technology Limited and shifted its principal business focus toward becoming a one-stop AI infrastructure solutions provider. The updated description of the Company’s principal activities is as follows:

Super X AI Technology Limited is an AI infrastructure solutions provider, and through its wholly-owned subsidiaries in Singapore, SuperX Industries Pte. Ltd. and SuperX AI Pte. Ltd., offers a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, High-Voltage Direct Current (HVDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg.

The Company Announces Plan for the Establishment of its AI Supply Center in Japan to Accelerate End-to-End Solution Delivery

On July 28, 2025, the Company announced its plan for the establishment of its first regional supply center in Japan by its wholly-owned subsidiary in Singapore, SuperX Industries Pte. Ltd. On July 25, 2025, the Company entered into a lease agreement for the facility consisting of 2,408 square meters, for the period from August 1, 2025 to July 31, 2026, at a monthly rent of JPY 5,056,800 (approximately US$34,232). The lease is subject to renewal for an additional one (1) year term upon mutual agreement of the parties.

The new facility in Japan will focus on the final assembly, system integration, and rigorous quality control of the Company’s branded core products—including high-performance AI servers, high-voltage direct current (HVDC) power systems, and high-density liquid cooling solutions—to provide Japanese customers with accelerated delivery and localized support.

The press release titled “SuperX Announces Plan for the Establishment of its AI Supply Center in Japan to Accelerate End-to-End Solution Delivery” dated July 28, 2025, is furnished as exhibit 99.1 to this current report on Form 6-K and is hereby incorporated by reference. The lease agreement dated July 25, 2025 is filed as exhibit 10.1 to this current report on Form 6-K and is hereby incorporated by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Lease Agreement dated July 25, 2025
99.1	Press Release dated July 28, 2025 - SuperX Announces Plan for the Establishment of its AI Supply Center in Japan to Accelerate End-to-End Solution Delivery

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super X AI Technology Limited

Date: July 28, 2025	By:	/s/ Yu, Chun Kit
	Name:	Yu, Chun Kit
	Title:	Executive Director

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